Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	Mr. David Rudnick
Phone: 1-646-626-4172
Email: david.rudnick@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Initiates Exports of its Specialized Steel Products

ZHENGZHOU, China – June 26, 2012 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high-precision, cold-rolled strip steel producer in China, today announced the Company has begun to export its high-end wide- and narrow-strip steel to customers located in Turkey and India.

“We are pleased to initiate exports to Turkey and India, as they represent emerging growth countries with high potential growth in one of our primary end-user applications, the telecommunications sector,” said Mr. Mingwang Lu, Chairman and Chief Executive Officer. “The commencement of exporting activities serves as testimony to the quality and brand awareness of our products and serves as an important outlet for our recently-added enhanced production capabilities.”

Products exported to date include both wide- and narrow-strip high precision chromium-plated cold-rolled strip steel, to be used as insulation steel tape for wire and cable manufacturing. The products’ average thickness is 0.15 mm with a width ranging from 610 mm to 810 mm. Virtually all of the Company’s revenue had previously been derived from customers located in China. China Gerui’s exporting activities, which began in the second quarter of this year, are intended to diversify its revenue base with the objective of helping the Company gain worldwide exposure to its custom quality products and capabilities.

The terms of sale to the new export customers are generally similar to those of the Company’s domestic Chinese customers. Such terms include the requirement that an initial deposit is pre-paid by a customer when the customer contract is signed and the remainder of the customer’s payment is received in cash upon delivery.

China Gerui believes that its strategic focus on high-end specialized steel products and increased production capacity has enabled it to extend its reach beyond the domestic market and sees its commencement of exporting activities as an effective means to continue to provide attractive returns on invested capital. The Company plans to pursue additional strategies to optimize the utilization of its value-added in-house production technology and penetrate the high-end cold-rolled steel sector worldwide.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products primarily to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries. For more information, please visit http://www.geruigroup.com.

1

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2011 and otherwise in our SEC reports and filings.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

###

2